SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

COX COMMUNICATIONS, INC.
COX ENTERPRISES, INC.
COX HOLDINGS, INC.
CEI-M CORPORATION
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Peter S. Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Telephone: (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $8,531,932,451.00	Amount of Filing Fee: $1,080,995.84

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 245,523,236 shares of Class A common stock, par value $1.00 per share, of Cox Communications, Inc. (the “Shares”), including Shares issuable upon exercise of vested stock options, at a price per Share of $34.75 in cash. Such number of Shares represents the 611,211,412 Shares and vested stock options exercisable as of October 18, 2004, less the 365,691,176 Shares already beneficially owned by Cox Enterprises, Inc. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2005 equals $126.70 per million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,080,995.84
Filing Party:	Cox Communications, Inc., Cox Enterprises, Inc. and Cox Holdings, Inc.
Form or registration No.:	Schedule TO/13E-3 (SEC File. No. 5-46251)
Date Filed:	November 3, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Amendment No. 4 to Schedule TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Original Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), Cox Enterprises, Inc., a Delaware corporation (“Enterprises”) and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Enterprises, as amended by Amendment No. 1 to Schedule TO (filed with the SEC on November 3, 2004), Amendment No. 2 to Schedule TO (filed with the SEC on November 3, 2004) and Amendment No. 3 to Schedule TO (filed with the SEC on November 12, 2004) (the Original Schedule TO together with Amendment Nos. 1 – 3 are collectively referred to herein as the “Schedule TO”). This Amendment No. 4 relates to the joint tender offer by Holdings and Cox to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises (“DNS”), or Holdings, at a purchase price of $34.75 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2004 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Original Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meaning given in the Offer to Purchase, and all page references are to the Offer to Purchase.

Item 3. Identity and Background of the Filing Person

1.	Item 3(a) of the Schedule TO is amended by adding the following:

“CEI-M Corporation. CEI-M Corporations’ principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000.”

2.	The information incorporated by reference into Item 3 of the Schedule TO is amended by adding the following to the end of Schedule A to the Offer to Purchase:

“4. Directors and Executive Officers of CEI-M

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of CEI-M. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with CEI-M. Each person identified below is a United States citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of CEI-M is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000.

Present Principal Occupation or Employment and
Name	Material Positions Held During the Last Five Years
G. Dennis Berry*	Mr. Berry is the President of CEI-M and the President and Chief Operating Officer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Berry’s employment history.

Richard J. Jacobson	Mr. Jacobson is the Treasurer of CEI-M and the Vice President/Treasurer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Jacobson’s employment history.

Present Principal Occupation or Employment and
Name	Material Positions Held During the Last Five Years
Andrew A. Merdek*	Mr. Merdek is the Secretary of CEI-M and the Vice President, Legal Affairs, General Counsel and Corporate Secretary of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Merdek’s employment history.

Robert C. O’Leary*	Mr. O’Leary is a Vice President of CEI-M and the Executive Vice President and Chief Financial Officer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. O’Leary’s employment history.

*	Director of CEI-M.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information incorporated by reference into Item 5 of the Schedule TO is amended by the following amendment to Special Factors (“Background of the Offer”):

1.	The following paragraph is added as a new fourth paragraph on page 12:

“As noted above, Mr. Kennedy, Mr. O’Leary and Mr. Berry are both Enterprises’ executive officers and members of the Cox Board. At each of the meetings described in this section, other than at meetings of the Cox Board, Messrs. Kennedy, O’Leary and Berry acted as representatives of Enterprises.”

Item 6. Purpose of the Transaction and Plans or Proposals

The information incorporated by reference into Item 6 of the Schedule TO is amended by the following amendments to Special Factors (“Background of the Offer”) and Special Factors (“Interests of Certain Persons in the Offer”):

1.	The second paragraph on page 57 is amended by replacing “Cox, Enterprises and Holdings” with “Cox, Enterprises, Holdings and CEI-M” in the first, second and seventh lines thereof.

2.	The final paragraph on page 58 is amended by adding the following sentence at the end of the paragraph:

“CEI-M currently has three directors, two of whom are also directors of Enterprises, and one of whom is also the corporate secretary of Enterprises, Holdings and Cox.”

Item 8. Interest in Securities of the Subject Company

The information incorporated by reference into Item 8 of the Schedule TO is amended by the following amendments to Special Factors (“Transactions and Arrangements Concerning the Shares):

1.	The following paragraph is added after the second paragraph on page 57:

“To the knowledge of CEI-M, no transactions in the Shares have been effected during the past 60 days by CEI-M, or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary. Except as described in the Offer to Purchase, since January 1, 2002, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Cox, an election of directors of Cox or a sale or other transfer of a material amount of Cox’s assets, has been entered into or has occurred between Cox and CEI-M.”

2.	Schedule B to the Offer to Purchase is amended and restated in its entirety as follows:

“The following table sets forth information concerning transactions in Cox’s Class A common stock during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Holdings, its subsidiaries, and their respective directors and executive officers, (iii) CEI-M, its subsidiaries, and their respective directors and executive officers, and (iv) Cox, its subsidiaries, their respective directors and executive officers and any Cox pension, profit-sharing or similar plan. Unless otherwise noted, all transactions listed below involved open-market purchases or sales of Cox’s Class A common stock.

		Number of Class A
Name of Party	Transaction Date	Shares	Price Per Share
James C. Kennedy	October 25, 2004	2,000	0.00*
Dallas S. Clement	October 29, 2004	1,400	0.00*
James O. Robbins	November 8, 2004	169,609	0.00*
James A. Hatcher	November 8, 2004	5,200	0.00*
Patrick J. Esser	November 10, 2004	289	0.00*
	November 12, 2004	694	0.00*
Total:		179,192

*	Represents a gift by each of the individuals identified.

None of Enterprises, Holdings or CEI-M have purchased any Cox Class A common stock in the past two years. The following table sets forth information with respect to purchases of Cox’s Class A common stock by Cox during the past two years, all of which were sales exempt from Exchange Act Section 16(b) resulting from the surrender of Class A common stock by Cox officers to satisfy withholding tax liability incident to the vesting of awards originally issued under Cox’s Long-Term Incentive Plan.

	Number of Shares
	Purchased During the	Price Paid Per Share
Quarter/Year	Quarter	During the Quarter
First Quarter 2002	10,737	$41.68
First Quarter 2003	11,506	$28.61
Third Quarter 2003	2,377	$32.94
First Quarter 2004	9,485	$34.75	”

Item 12. Exhibits

1.	Item 12 of the Schedule TO is amended and restated in its entirety as follows:

“A copy of each presentation, report or appraisal that is filed as an exhibit to the Schedule TO is available for inspection and copying by Share holders or their designated representatives during normal business hours at Enterprises’ corporate headquarters located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

Exhibit No.	Description
*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit No.	Description
*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.

*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc.

*(a)(1)(I)	See Exhibit(a)(1)(H) above.

*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.

*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust Company to plan participants.

*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan mailed to plan participants.

*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form mailed to plan participants.

*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form mailed to plan participants.

*(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan mailed to plan participants.

(a)(2)(A)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004 (incorporated by reference to the Schedule 14D-9 filed by Cox Communications, Inc.).

(a)(2)(B)	Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 12, 2004 (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by Cox Communications, Inc.).

(a)(2)(C)	Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 17, 2004 (incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by Cox Communications, Inc.).

*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).

*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).

*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).

*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).

*(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.

Exhibit No.	Description
*(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.

(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).

(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.(incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004.).

*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex I of the Offer to Purchase).

*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.

*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.

*(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.

*(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.

*(c)(6)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 28, 2004.

*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.

*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.

*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.

*(c)(10)	Materials presented by Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on June 25, 2004.

*(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 22, 2004.

*(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 30, 2004.

*(c)(13)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.

*(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.

(c)(15)	Materials presented by Citigroup Global Markets Inc. to senior management of Cox

Enterprises, Inc. on June 29, 2004.

(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).

*(d)(1)(B)	Waiver, dated November 3, 2004.

(e)	None.

*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase).

(g)	None.

(h)	None.

*	Previously filed.”

Item 13. Information Required by Schedule 13e-3

The information incorporated by reference into Item 13 of the Schedule TO is amended by the following amendments to Introduction, Special Factors (“Background of the Offer”), Special Factors (“Recommendation of the Special Committee and the Cox Board; Fairness of the Offer and the Merger”), Special Factors (“Opinion of Financial Advisor”), Special Factors (“Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger”), Special Factors (“Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger”) and The Tender Offer Section 7 (“Certain Information Concerning Cox, Enterprises and Holdings”):

1.	The last paragraph on page 9 continuing on to page 10 is amended by adding the following sentence as the penultimate sentence thereto:

“In any event, if the conditions to the tender offer are satisfied or waived, Holdings and/or Cox will purchase all shares validly tendered and not withdrawn in accordance with the terms of the Merger Agreement.”

2.	The third paragraph on page 12 is amended by adding the following after the first sentence thereof:

“Enterprises’ executives regularly review opportunities in each of Enterprises’ businesses, and in early 2004, management reviewed strategic alternatives available in the cable, television, radio, newspaper and auto auction sectors, as well as investments in businesses related to Enterprises’ core operations. Opportunities for significant transactions were very limited, and in some sectors, non-existent. By comparison, Cox is a company that Enterprises knows well and did not present the integration risk associated with acquiring less familiar operations. Enterprises also believed that Cox could benefit as a private company by focusing on long-term objectives in an increasingly competitive environment. In addition, as trading prices of cable company stocks declined over the preceding year, Cox stock increasingly looked like an attractive investment. The strong balance sheet and liquidity position of both Enterprises and Cox enhanced the timing and feasibility of a transaction.”

3.	The third paragraph on page 12 is further amended by adding the following at the end thereof:

“The other investment opportunities presented by Mr. Redella involved the potential acquisition of cable systems from Adelphia Communications Corp. In April 2004, Adelphia announced that it would pursue a dual-track process for emergence from Chapter 11 of the United States Bankruptcy Code that involved both a potential sale of the company and continued pursuit of a stand-alone reorganization. As no other comparable cable system operations were on the market, Mr. Redella used Cox stock as a comparative benchmark. Mr. Redella’s analysis compared a Cox stock buyback of approximately half the Shares not beneficially owned by Enterprises and all of such Shares, with the acquisition of Adelphia cable systems comprised of between 1.1 million and 2.2 million subscribers, respectively, using estimated EBITDA, imputed prices per subscriber and leverage required to complete each potential investment.”

4.	The fifth paragraph on page 12 is amended by adding the following sentence after the first sentence thereof:

“The Lehman Brothers material was provided to Enterprises on June 25, 2004, and the Citigroup material was provided to Enterprises on June 29, 2004, prior to their meeting with Enterprises. For a more detailed description of these materials, see “—Other Financial Analyses Performed by Citigroup and Lehman Brothers.””

5.	The last paragraph on page 12 continuing on to page 13 is amended by adding the following cross-reference after the second sentence thereof:

“For a more detailed description of this presentation, see “—Other Financial Analyses Performed by Citigroup and Lehman Brothers.”

6.	The following sentence is added to the end of the first full paragraph on page 13:

“Mr. O’Leary generally discussed that Cox might be Enterprises’ most attractive investment opportunity, that the current environment of the capital markets made such an investment more feasible, and that Cox may operate more efficiently in the future as a private company instead of continuing as a public company.”

7.	The first full paragraph on page 14 is amended by inserting the following after the second sentence thereof:

“On August 2, Enterprises transmitted to the members of the Special Committee a draft of the resolutions to be adopted by the Cox Board to create the Special Committee. The draft resolutions provided for the creation of the Special Committee and extended to the Special Committee similar authority as that provided in the final resolutions described below, including a resolution that the Cox Board would not authorize or recommend any transaction involving Enterprises without the prior favorable recommendation of the Special Committee.”

8.	The last full paragraph on page 14 is amended by substituting the following for the second sentence thereof:

“The resolutions which were approved by the Special Committee delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation and authorization on behalf of Cox of the terms and conditions of any tender offer or merger involving Cox and Enterprises or any affiliate of Enterprises, including without limitation the exclusive authority: (1) to take any and all actions with respect to the consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement, recommendation, approval and/or authorization of such a transaction; (2) to participate in structuring, negotiation and documentation of any proposed transaction directly with Enterprises and/or Cox’s management and counsel or advisors to each of them; (3) to act as “Independent Directors” for purposes of the Business Combination provisions of Cox’s certificate of incorporation; (4) to approve all documentation relating to such a transaction including a Schedule 14D-9 in the event the Special Committee approved the transaction; (5) to exercise the authority of the Cox Board under Section 203 of the DGCL; and (6) to determine whether the transaction is fair to, and in the best interests of, Cox and all its stockholders and to recommend to the full Cox Board what action, if any, should be taken with respect to the transaction. The resolutions also gave the Special Committee the authority to review, analyze, evaluate, monitor and exercise general oversight over all proceedings and activities of Cox related to any proposed transaction with Enterprises, authorized the Special Committee to retain its own independent financial and legal advisors and provided that the Cox Board would not authorize or recommend for approval by Cox’s stockholders any proposed transaction with CEI or any of its affiliates without a prior favorable recommendation of such proposed transaction by the Special Committee.”

9.	The last full paragraph on page 14 is amended by adding the following as the last sentence thereof:

“On August 20, the Cox Board by unanimous written consent approved the resolutions creating and authorizing the Special Committee.”

10.	The second full paragraph on page 15 is amended and restated in its entirety as follows:

“The Special Committee held a meeting with Goldman Sachs and Fried Frank on August 18. Goldman Sachs discussed its proposed due diligence review of Cox and recent trading activity in the Shares, including historical stock trading information regarding the price of Shares and changes in the price of Shares since the announcement of Enterprises’ proposal.”

11.	The following paragraph is added after the second full paragraph on page 15:

“On August 20, Dow Lohnes transmitted to Fried Frank a draft of the Merger Agreement for consideration by the Special Committee and its advisors. The draft Merger Agreement provided for the first step in the transaction to consist of a joint tender offer by Enterprises and Cox for the Cox common stock held by all Cox stockholders other than Enterprises and its subsidiaries, because it was Enterprises’ belief that if the terms of a transaction were agreed to, the joint tender would provide an efficient and expeditious way to transfer consideration to all the Cox stockholders who were interested in selling their Cox common stock.”

12.	The last paragraph on page 15 continuing on to page 16 is amended and restated in its entirety as follows:

“After the meeting with Enterprises, the Special Committee met with its legal and financial advisors. Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, (b) “sellside” research valuation reports regarding Cox and the cable industry in general, including historical forward trading EBITDA multiples, various operating ratios, free cash flows and historical trading multiples, (c) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, and EBITDA and capital expenditure information to information for Comcast, TimeWarner Cable, Cablevision, Adelphia and Charter and (d) summary information about selected minority buyout transactions. The representatives of Goldman Sachs also compared Cox’s 2003 long range plan to sellside research estimates, reviewed the composition of Cox’s shareholder base and provided a preliminary analysis of Cox’s debt capacity. Legal counsel reviewed the draft merger agreement provided by counsel to Enterprises earlier in the week and possible responses to be made at an appropriate time.”

13.	The fourth full paragraph on page 16 is amended and restated in its entirety as follows:

“On September 15, the Special Committee met with its financial and legal advisors. Representatives of Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA, capital expenditure information and implied 2004 subscriber valuation to information for Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. Goldman Sachs also reviewed the composition of Cox’s shareholder base and certain preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. Goldman Sachs also reviewed the implications of Share repurchases and increases in the dividends paid by Cox. In addition, the representatives of Goldman Sachs compared Cox’s revised long range plan to sellside research estimates. The Special Committee was advised that these analyses were subject to revision because Goldman Sachs had not yet completed its due diligence review of Cox.”

14.	The last paragraph on page 16 continuing on to page 17 is amended and restated in its entirety as follows:

“On September 23, the Special Committee met with representatives of Goldman Sachs and Fried Frank in order to formulate an initial response to the Enterprises proposal. At this meeting, Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA and capital expenditure information to information for Adelphia, Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. The representatives of Goldman Sachs reviewed further revised preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Adelphia, Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. In addition, the representatives of Goldman Sachs compared Cox’s revised long range plan to sellside research estimates. Goldman Sachs also reviewed Cox’s debt capacity, the preliminary valuation of Discovery and the implications of Share repurchases and increases in the dividends paid by Cox. Goldman Sachs also discussed a draft document to be presented to Citigroup and Lehman Brothers at a meeting to be scheduled for the week of September 27. This draft document was prepared for purposes of initiating negotiations with Enterprises and its advisors. As a negotiating tactic, the Special Committee felt it was important to highlight positive factors influencing the valuation of Cox. As such, this draft document was intended to indicate an aggressive view of value in response to the Enterprises proposal of $32 per Share. After discussion, it was agreed that this draft negotiating presentation would be revised and again reviewed by the Special Committee.”

15.	The paragraph that begins at the bottom of page 18 continuing on to page 19 is amended by adding the following cross-reference after the second sentence thereof:

“For a more detailed description of the presentation by Citigroup and Lehman Brothers to Goldman Sachs, see“— Other Financial Analyses Performed by Citigroup and Lehman Brothers.””

16.	The paragraph under “Special Factors—Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger” on page 22 is amended by adding the following paragraph immediately after the caption to the section entitled “Special Factors—Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger”:

“As part of the formation of the Special Committee, the Cox Board delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation, authorization, evaluation and recommendation on behalf of Cox of the terms and conditions of any tender offer, merger or other business combination involving Cox and Enterprises, including exclusive authority on behalf of Cox to determine whether the transaction is fair to Cox and its stockholders. As a result, Cox and the Cox Board have adopted the Special Committee’s analysis of the Offer, the Merger and the Merger Agreement.”

17.	The paragraph in the middle of page 25 captioned “Discovery” is amended by adding the following sentence to the end thereof:

“The Special Committee took into account these factors and the potential negative impact that they could have on the value of Cox’s investment in Discovery.”

18.	The paragraph on page 27 under the caption “Special Factors—Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger—Matters Not Considered” is amended by adding the following sentence to the end thereof:

“The Special Committee did not believe an analysis of the book value of Cox was material to the consideration of the Offer, the Merger and the Merger Agreement, and book value was not among the factors considered by the Special Committee.”

19.	The last paragraph on page 29 that continues on to page 30 is amended and restated in its entirety as follows:

“Cable Multiples Analysis. Goldman Sachs calculated the enterprise value of Cox as $28.785 billion, based on a $34.75 per Share value and information in SEC filings by Cox, and then adjusted this enterprise value down to $23.984 billion as an assumed enterprise value for Cox’s cable business by backing out an assumed value for Discovery and Cox Business Services. For purposes of this adjustment, Goldman Sachs applied 14.0x and 6.0x multiples to Discovery management’s and Cox management’s estimated 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Discovery of $1.093 billion and Cox Business Services of $0.272 billion, respectively, to arrive at a value of $3.166 billion for Cox’s 24.9% equity interest in Discovery and $1.635 billion for Cox Business Services. Goldman Sachs then determined the following multiples, ratios and per cable subscriber values based on this enterprise value for Cox’s cable business and on Cox management’s estimates of revenues, EBITDA and basic cable subscribers contained in Cox’s revised long range plan. The following table presents the results of this analysis:”

20.	The first paragraph on page 32 is amended by adding “Discovery management’s and” after “multiples to,” and by adding “respectively” after “2005 EBITDA for” all in the second sentence thereof.

21.	The first full paragraph on page 35 is amended by adding “Discovery management’s and” after “multiples applied to” and by adding “respectively” after “2005 EBITDA for” all in the sixth sentence thereof.

22.	The paragraph captioned “Future Stock Price Trading Analysis” on page 36 is amended by adding “Discovery management’s and” after “multiples applied to” and by adding “respectively” after “2005 EBITDA for” all in the third sentence thereof.

23.	The first sentence of the first full paragraph on page 38 is amended by inserting “the transaction and” on the first line of such paragraph after “that” and before “the consideration.”

24.	The caption to the section currently entitled “Position of Enterprises and Holdings Regarding the Fairness of the Offer and the Merger” on page 38 is amended by replacing “Enterprises and Holdings” with “Enterprises, Holdings and CEI-M.” In addition, the first full paragraph on page 38 is amended by replacing “Enterprises and Holdings” with “Enterprises, Holdings and CEI-M” in the first and third line thereof, and the first paragraph on page 39 is amended by replacing “Enterprises and Holdings” with “Enterprises, Holdings and CEI-M” in the first and second lines thereof.

25.	The fourth bullet on page 38 is amended by adding the following sentence to the end thereof:

“For a more detailed description of comparable premiums, see “—Other Financial Analyses Performed by Citigroup and Lehman Brothers—Precedent Premium Paid Analysis.””

26.	The first paragraph on page 40 is amended by adding the following sentence as the new second sentence thereof:

“Enterprises and Holdings did consider the presentations and analyses by its independent financial advisors, Citigroup and Lehman Brothers, described under “—Summary of Financial Analyses of Citigroup and Lehman Brothers” and “—Other Financial Analyses Performed by Citigroup and Lehman Brothers” in determining that the transaction and consideration offered are fair to Cox’s stockholders (other than Enterprises and its affiliates) from a financial point of view.””

27.	The fourth paragraph on page 40 is amended by adding the following to the end thereof:

“Bond & Pecaro reviewed Cox’s 2003 consolidated results (including total revenue, income before depreciation increases and subscriber growth in Cox’s various products) and historical results for the cable systems owned and operated by Cox (including revenue and income before depreciation). Bond & Pecaro then employed a discounted cash flow methodology using the income approach to the results for each cable system and adjusted for the value of other assets, investments, liabilities and debt to arrive at an overall valuation of $29.0 billion for Cox. After reducing this overall value using an average market price to value Shares held by Cox stockholders other than Enterprises and its subsidiaries, Enterprises’ investment in Cox was valued at $21.3 billion.”

28.	The fifth paragraph on page 40 is amended by adding the following to the end thereof:

“Sleavin used a combination of methodologies to arrive at a valuation for each cable system and then adjusted for the value of other assets, investments, liabilities and debt to arrive at an overall valuation of $32.8 billion. After reducing this overall value using an average market price to value Shares held by Cox stockholders other than Enterprises and its subsidiaries, Enterprises’ investment in Cox was valued at $25.0 billion.”

29.	The section of the Offer to Purchase captioned “— Other Financial Analyses Performed by Citigroup and Lehman Brothers” on page 42 is amended by adding the following to the beginning thereof:

“On June 25, 2004, Lehman Brothers sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, a preliminary analysis of summary valuation ranges based on historical stock prices, a comparison of selected operating data and valuation multiples of Cox to those of the Comparative Peer Companies, a comparison of premia paid in precedent minority buy-in transactions and estimates of future discounted cash flows based on Cox’s Fall 2003 long range plan. The preliminary valuation range presented for the historical stock prices analysis was $28.53-$36.95. The preliminary valuation range presented for the Comparative Peer Companies analysis was $28.59-$33.04. The preliminary valuation range presented for the precedent buy-in transactions with total consideration in excess of $1.0 billion was $33.43-$42.03. The preliminary valuation range presented for the discounted cash flow analysis was $33.66-$45.28. Citigroup and Lehman Brothers stated in their October 7 presentation that other financial analyses such as comparisons to Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox due to the significant uncertainty of Cox’s performance after 2006, as acknowledged by Cox’s management when they presented the revised long range plan, due in part to increasing competition.

On June 29, 2004, Citigroup sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, an analysis of certain information relating to selected minority buy-in transactions. For each of the precedent transactions, Citigroup calculated and compared the initial and final purchase price per share to historical stock prices; however, no related analysis of summary valuation ranges was performed.

On July 22, 2004, Citigroup and Lehman Brothers provided preliminary discussion materials to certain members of management of Enterprises. This discussion material included, among other information, a preliminary analysis of summary valuation ranges based on historical stock prices, a comparison of selected operating data and valuation multiples of Cox to those of the Comparative Peer Companies, a comparison of premia paid in precedent minority buy-in transactions and estimates of future discounted cash flows based on Cox’s Fall 2003 long range plan. The preliminary valuation range presented for the historical stock prices analysis was $27.17-$36.95. The preliminary valuation range presented for the Comparative Peer Companies analysis was $28.95-$32.80. The preliminary valuation range presented for the precedent buy-in transactions with total consideration in excess of $1.0 billion was $29.63-$37.25. The preliminary valuation range presented for the discounted cash flow analysis was $33.34-$45.36. Citigroup and Lehman Brothers stated in their October 7 presentation that other financial analyses such as comparisons to Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox due to the significant uncertainty of Cox’s performance after 2006, as acknowledged by Cox’s management when they presented the revised long range plan, due in part to increasing competition.

The analyses referenced above were refined in subsequent presentations on July 30, August 25 and October 7, 2004.”

30.	The caption to the section currently entitled “Certain Information Concerning Cox, Enterprises and Holdings” on page 73 is amended by replacing “Cox, Enterprises and Holdings” with “Cox, Enterprises, Holdings and CEI-M.”

31.	The following paragraph is added after the third paragraph on page 73:

"CEI-M. CEI-M is a holding company with no business or operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of CEI-M and certain other information is set forth in Schedule A to Amendment No. 4 to the Schedule TO. As of the date hereof, CEI-M owns no shares of Cox’s Class A common stock.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX HOLDINGS, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX COMMUNICATIONS, INC.
/s/ Jimmy W. Hayes
Name:	Jimmy W. Hayes
Title:	Executive Vice President, Finance and Chief Financial Officer

CEI-M CORPORATION
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

Date: November 17, 2004

EXHIBIT INDEX

Exhibit No.	Description
*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.

*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc.

*(a)(1)(I)	See Exhibit(a)(1)(H) above.

*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.

*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust Company to plan participants.

*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan mailed to plan participants.

*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form mailed to plan participants.

*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form mailed to plan participants.

*(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan mailed to plan participants.

(a)(2)(A)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004 (incorporated by reference to the Schedule 14D-9 filed by Cox Communications, Inc.).

(a)(2)(B)	Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 12, 2004 (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 by Cox Communications, Inc.).

(a)(2)(C)	Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 17, 2004 (incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by Cox Communications, Inc.).

*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).

Exhibit No.	Description

*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).

*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).

*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).

*(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.

*(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.

(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).

(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.(incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004.).

*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex I of the Offer to Purchase).

*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.

*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.

*(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.

*(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.

*(c)(6)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 28, 2004.

*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.

*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.

*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.

*(c)(10)	Materials presented by Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on June 25, 2004.

Exhibit No.	Description
*(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 22, 2004.

*(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 30, 2004.

*(c)(13)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.

*(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.

(c)(15)	Materials presented by Citigroup Global Markets Inc. to senior management of Cox Enterprises, Inc. on June 29, 2004.

(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).

*(d)(1)(B)	Waiver, dated November 3, 2004.

(e)	None.

*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase).

(g)	None.

(h)	None.

*	Previously filed.